EXHIBIT 99.1

January 17, 2019

AVINO ANNOUNCES Q4 AND FULL YEAR 2018 PRODUCTION RESULTS

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE, “Avino” or “the Company”) is pleased to announce its fourth quarter and full year 2018 production results from its Avino property near Durango, Mexico.

Consolidated Production Highlights for 2018 (Compared to 2017)

•	Silver equivalent production increased by 6% to 2,863,753 oz*
•	Gold production increased by 2% to 8,092 oz
•	Silver production decreased by 8% to 1,286,382 oz
•	Copper production increased by 10% to 4,819,022 lbs

Consolidated Production Highlights for Fourth Quarter, 2018 (Compared to Fourth Quarter, 2017)

•	Silver equivalent production increased by 13% to720,187 oz*
•	Gold production increased by 34% to 1,973 oz
•	Silver production decreased by 10% to 288,600 oz
•	Copper production increased by 24% to 1,375,758 lbs

* In 2018, AgEq was calculated using metals prices of $15.71 oz Ag, $1,270 oz Au and $2.96 lb Cu. In 2017, AgEq was calculated using metals prices of $17.05 oz Ag, $1,258 oz Au and $2.80 lb Cu.

*In Q4, 2018, AgEq was calculated using metals prices of $14.55 oz Ag, $1,229 oz Au and $2.80 Cu. In Q4, 2017, AgEq was calculated using metals prices of $16.70 oz Ag, $1,276 Au and $3.09 Cu.

“We had another year of consistent production at the Avino property, producing 2,863,753 silver equivalent ounces, which was in line with our internal projections.” said David Wolfin, President and CEO. “The completion of Mill Circuit 4 contributed to an increase of 6% in silver equivalent ounce production over 2017, and also helped offset decreasing grades at the San Gonzalo Mine which is nearing the end of its mine life. The underground development at San Luis was temporarily reduced to save costs in the third and fourth quarters of 2018, therefore we are positioned to increase the throughput and the rate of development of the San Luis area during the latter part of 2019. We expect 2019 production to be similar to 2018. We continue to be mindful of costs Company-wide and are taking a pragmatic approach to expanding our operations. Finally, I wish to thank the operations team in Mexico for all their hard work and dedication.”

Consolidated Production Tables

2018
Production by Mine	Tonnes Processed	Silver Oz	Gold Oz	Copper Lbs	AgEq
Avino	426,794	614,361	4,625	4,546,952	1,847,303
San Gonzalo	79,140	456,709	2,070	-	635,684
Historic Above Ground Stockpiles	202,830	215,312	1,397	272,070	380,766
Consolidated	708,764	1,286,382	8,092	4,819,022	2,863,753

2018
Grade & Recovery by Mine	Tonnes Processed	Grade Ag g/t	Grade Au g/t	Grade Cu %	Recovery Ag %	Recovery Au %	Recovery Cu %
Avino	426,794	53	0.49	0.55	84%	69%	87%
San Gonzalo	79,140	222	1.03	-	77%	75%	-
Historic Above Ground Stockpiles	202,830	58	0.41	0.16	57%	52%	38%
Consolidated	708,764	73	0.53	0.43	76%	65%	72%

January 17, 2019 – Avino Silver & Gold Mines Ltd. – News Release

Avino Announces Q4 and Year End 2018 Production Results

Q4 2018
Production by Mine	Tonnes Processed	Silver Oz	Gold Oz	Copper Lbs	AgEq
Avino	101,104	132,092	1,078	1,256,347	465,139
San Gonzalo	19,437	81,684	414	-	116,599
Historic Above Ground Stockpiles	69,033	74,824	481	119,411	138,449
Consolidated	189,574	288,600	1,973	1,375,758	720,187

Q4 2018
Grade & Recovery by Mine	Tonnes Processed	Grade Ag g/t	Grade Au g/t	Grade Cu %	Recovery Ag %	Recovery Au %	Recovery Cu %
Avino	101,104	47	0.47	0.62	87%	71%	91%
San Gonzalo	19,437	172	0.89	-	76%	75%	-
Historic Above Ground Stockpiles	69,033	60	0.43	0.18	56%	51%	44%
Consolidated	189,574	64	0.50	0.44	75%	64%	72%

Although the focus is on our overall consolidated results, there are some noteworthy points for each of our mines, as well as our above ground historical stockpiles, which can be determined from the tables below.

During 2018, material mined from the Avino Mine (Elena Tolosa (“ET”) area was processed using Mill Circuit 3, as well as Mill Circuit 2 through mid-July. In the latter portion of July, Mill Circuit 2 transitioned to processing Avino Historic Above Ground (“AHAG”) Stockpiles, and on September 24th, Mill Circuit 2 began processing mined material from the newly-developed San Luis area of the Avino Mine. Mill Circuit 4 was commissioned on the AHAG Stockpiles and continued to process this material through all of 2018. Through 2018, Mill Circuit 1 continued to process San Gonzalo ore.

Avino Mine Production Highlights

	Q4 2018	Q4 2017	Quarterly Change %	2018	2017	Yearly Change %
Total Mill Feed (dry tonnes)	101,104	109,088	-7%	426,794	460,890	-12%
Feed Grade Silver (g/t)	47	50	-7%	53	64	-16%
Feed Grade Gold (g/t)	0.47	0.322	45%	0.49	0.52	-11%
Feed Grade Copper (%)	0.62	0.52	19%	0.55	0.48	18%
Recovery Silver (%)	87%	87%	0%	84%	85%	0%
Recovery Gold (%)	71%	69%	3%	69%	69%	0%
Recovery Copper (%)	91%	88%	3%	87%	89%	-1%
Total Silver Produced (kg)	4,109	4,756	-14%	19,109	24,990	-26%
Total Gold Produced (g)	33,534	24,161	39%	143,843	163,582	-21%
Total Copper Produced (Kg)	1,256,347	1,108,800	13%	4,546,952	4,373,166	2%
Total Silver Equivalent Produced (oz)*	465,139	417,182	11%	1,847,303	1,911,428	-7%

_______

* In 2018, AgEq was calculated using metals prices of $15.71 oz Ag, $1,270 oz Au and $2.96 lb Cu. In 2017, AgEq was calculated using metals prices of $17.05 oz Ag, $1,258 oz Au and $2.80 lb Cu.

*In Q4, 2018, AgEq was calculated using metals prices of $14.55 oz Ag, $1,229 oz Au and $2.80 Cu. In Q4, 2017, AgEq was calculated using metals prices of $16.70 oz Ag, $1,276 Au and $3.09 Cu.

Mill throughput was down 7% on a quarterly basis due to switching Mill Circuit 2 to San Luis material from AHAG Stockpiles. Copper and gold grades increased 19% and 45%, respectively, compared to Q4 2017, with only a slight 7% decrease in silver grade.

January 17, 2019 – Avino Silver & Gold Mines Ltd. – News Release

Avino Announces Q4 and Year End 2018 Production Results

The copper feed grade increased by 18% while the silver and gold grades decreased by 16% and 11%, respectively. The change in grades was mainly due to the areas being mined at the ET and San Luis areas.

When examined on a yearly basis, overall mill throughput and calculated silver ounces are lower, as a result of Mill Circuit 2 processing historic stockpile material during Q3, 2018, as we have mentioned above and in previous press releases. The lower tonnage processed combined with the variations in feed grades resulted in an increase in copper production by 2% and silver and gold production decreased by 26% and 21%, respectively, for the year compared to 2017.

Despite the lower throughput from the Avino Mine, the consolidated production numbers show an increase in overall production as we varied our feed mix to each mill circuit throughout the year to maximize profitability.

Finally, underground development was also up 19% on a yearly basis as we continue to develop both the ET and San Luis underground areas at the Avino Mine.

San Gonzalo Production Highlights

	Q4 2018	Q4 2017	Quarterly Change %	2018	2017	Yearly Change %
Total Mill Feed (dry tonnes)	19,437	20,467	-5%	79,140	81,045	-2%
Feed Grade Silver (g/t)	172	290	-41%	222	269	-17%
Feed Grade Gold (g/t)	0.89	1.36	-35%	1.03	1.32	-22%
Recovery Silver (%)	76%	87%	-12%	77%	84%	-8%
Recovery Gold (%)	75%	77%	-3%	75%	78%	-4%
Total Silver Produced (kg)	2,541	5,187	-51%	13,500	18,375	-27%
Total Gold Produced (g)	12,867	21,612	-40%	60,800	83,215	-27%
Total Silver Equivalent Produced (oz)*	116,599	219,830	-47%	592,098	789,157	-25%

_____________

* In 2018, AgEq was calculated using metals prices of $15.71 oz Ag and $1,270 oz Au. In 2017, AgEq was calculated using metals prices of $17.05 oz Ag and $1,258 oz Au.

*In Q4, 2018, AgEq was calculated using metals prices of $14.55 oz Ag, $1,229 oz Au and $2.80 Cu. In Q4, 2017, AgEq was calculated using metals prices of $16.70 oz Ag, $1,276 Au and $3.09 Cu.

At San Gonzalo, the mine is approaching its end of life and the grades, recoveries and production have started to tail off. This is in line with our internal expectations.

During the fourth quarter, 2018, silver and gold feed grades declined by 41% and 35%, respectively, compared to the fourth quarter, 2017, along with a decrease in both silver recovery, and to a much lesser extent gold recovery. Combined with a 5% decrease in mill feed tonnes, there was a resulting 47% decrease in silver equivalent ounces produced.

On an annual basis the silver and gold feed grades declined by 17% and 22%, respectively, compared to year end 2017. This combined together with a slight decrease in both silver and gold recovery lead to San Gonzalo producing 25% fewer ounces on a year over year comparison basis.

These lost ounces were more than offset through the addition of Mill Circuit 4 and the processing of the AHAG Stockpiles as discussed below.

January 17, 2019 – Avino Silver & Gold Mines Ltd. – News Release

Avino Announces Q4 and Year End 2018 Production Results

Historic Above Ground Stockpiles Production Highlights

	Q4 2018	2018
Total Mill Feed (dry tonnes)	69,033	202,830
Feed Grade Silver (g/t)	60	58
Feed Grade Gold (g/t)	0.43	0.41
Feed Grade Copper (%)	0.18	0.16
Recovery Silver (%)	56%	57%
Recovery Gold (%)	51%	52%
Recovery Copper (%)	44%	38%
Total Silver Produced (kg)	2,327	6,697
Total Gold Produced (g)	14,961	43,452
Total Copper Produced (Kg)	54,164	123,409
Total Silver Equivalent Produced (oz) calculated*	138,449	380,766

____________

* In 2018, AgEq was calculated using metals prices of $15.71 oz Ag, $1,270 oz Au and $2.96 lb Cu. In 2017, AgEq was calculated using metals prices of $17.05 oz Ag, $1,258 oz Au and $2.80 lb Cu.

*In Q4, 2018, AgEq was calculated using metals prices of $14.55 oz Ag, $1,229 oz Au and $2.80 Cu. In Q4, 2017, AgEq was calculated using metals prices of $16.70 oz Ag, $1,276 Au and $3.09 Cu.

In the fourth quarter, 2018, Mill Circuit 4 processed 69,033 tonnes of the AHAG Stockpiles, producing 138,449 silver equivalent ounces. As per our July 18th press release, linked here http://www.avino.com/news/2018/avino-announces-q2-2018-production-results/. Mill Circuit 4 started processing material in May 2018; therefore, the 2018 figures reflect that start-up date, including the initial commissioning phases, where the mill was not running at its 1,000 tpd capacity. In keeping with the Company cost reduction initiatives, which were announced in the third quarter 2018, Mill Circuit 2 also processed the AHAG Stockpiles material to allow reduced underground work at the ET area of the Avino Mine. A total of 202,830 dry tonnes of AHAG Stockpiles was processed through the mill circuits, which added a total of 380,766 silver equivalent ounces to our overall consolidated silver equivalent production.

Avino Mine Expansion (San Luis Area)

The San Luis area of the Avino Mine is accessed through a separate portal located approximately 2 km from the main entrance of the Avino Mine (Elena Tolosa area). Current resources at San Luis were included in the most recent resource estimate on the Avino property, which can be found in Avino’s news release dated February 21, 2018 on Avino’s website and under the company’s profile on the SEDAR system. The news release was also filed with the SEC on Form 6-K.

San Luis material is currently being processed in Mill Circuit 2 until sufficient underground development has been done to transition to processing this material to the larger Mill Circuit 4.

Zinc Circuit

During the fourth quarter, 2018, the Company did not continue its testing program for recovery of precious metals and zinc from the San Gonzalo tailings, due to lower grades. The Company will evaluate the zinc circuit on a quarterly basis and may resume its testing program in the future.

Quality Assurance/Quality Control

Mill assays are performed at the Avino property’s on-site lab. Check samples are sent to SGS Labs in Durango, Mexico for verification. All concentrate shipments are assayed by one of the following independent third party labs: AHK, and Inspectorate in the UK and LSI in the Netherlands.

January 17, 2019 – Avino Silver & Gold Mines Ltd. – News Release

Avino Announces Q4 and Year End 2018 Production Results

Qualified Person(s)

Peter Latta, P.Eng, MBA, Senior Technical Advisor, Avino and Jasman Yee P.Eng, Avino director, both of whom are qualified persons within the context of National Instrument 43-101 have reviewed and approved the technical data in this news release.

About Avino

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico and Canada employing close to 500 people. Avino produces from its wholly owned Avino and San Gonzalo Mines near Durango, Mexico, and is currently planning for future production at the Bralorne Gold Mine in British Columbia, Canada. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. Avino is committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”

David Wolfin

President & Chief Executive Officer

Safe Harbor Statement - This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the updated mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico (the “Property”) with an effective date of January 31, 2018 prepared for the Company, and reference to Measured, Indicated, Inferred Resources referred to in this press release. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. No assurance can be given that the Company’s Property does not have the amount of the mineral resources indicated in the updated report or that such mineral resources may be economically extracted.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.